FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 28, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country“), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “SARS has no influence on the Company’s financial and business activities”, dated April 28, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 28, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

AU Optronics Corp.
April 28 2003
English Language Summary

Subject:	SARS has no material influence on the Company’s financial and business activities

Regulation:	Published pursuant to Article 2-46 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:	2003/04/28

Content:
1.	Date of occurrence of the event: 2003/04/28
2.	Cause of occurrence: SARS has no material influence on the Company’s financial and business activities
3.	Countermeasures:
(1)	SARS has not resulted in immediate and material influence on the Company’s revenues and orders so far. However, the Company should conduct further evaluation about the impact of SARS on the global economics and PC market.

	(2)	The Company currently takes the following measures to reduce the possibility of infecting SARS:
		●	Strictly control employees’ overseas business trips and give advice regarding SARS prevention for employees who are taking leaves.
		●	Strictly scrutinize all employees and visitors entering the Company and conduct relevant inspection.
		●	Disinfect all fabs and offices.
		●	Establish SARS reporting window and direct line.

	(3)	In accordance with the changes in SARS epidemic situation, the Company will establish contingency plans with respect to capacity adjustment and supply chain management.

	(4)	The Company's subsidiary in China is not located in the seriously infected area. Therefore, SARS has not resulted in immediate and material influences on the Company's revenues and orders so far. The subsidiary is currently taking the same measures as the Company.

4.	Any other matters that need to be specified: N/A